SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100) TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Atlantic Bancshares, Inc.

(Name of Issuer)

Atlantic Bancshares, Inc.	Robert P. Trask
Gary C. Davis	Allen B. Ward
Frederick Anthony Nimmer, III	Edgar L. Woods
Robyn Josselson Shirley	Michelle M. Pennell
Mark S. Simpson	Todd D. Hoke
Brian J. Smith	Karen B. Sprague

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

04822T104

(CUSIP Number of Class of Securities)

Michelle M. Pennell

Chief Financial Officer

Atlantic Bancshares, Inc.

One Sheridan Park Circle

P.O. Box 3077

Bluffton, South Carolina 29910

(843) 815-7111

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Kenneth M. Achenbach, Esq.

Bryan Cave Powell Goldstein

One Atlantic Center – Fourteenth Floor

1201 West Peachtree Street NW

Atlanta, Georgia 30309

(404) 572-6808

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$234,044	$16.69

(1) Estimated solely for purposes of calculating the amount of filing fee in accordance with the Securities Exchange Act of 1934, based upon the product of (i) $1.50, the average high and low prices reported on the Over the Counter Bulletin Board with respect to transactions in the subject company’s common stock on May 20, 2010, and (ii) 156,029, the number of shares of common stock of the subject company that it is estimated will be exchanged for shares of Series AAA Preferred Stock of the subject company pursuant to the reclassification transaction described herein.

(2) The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $71.30 for each $1,000,000 of value, calculated by multiplying the aggregate transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $16.69

Form or Registration No.:  Schedule 13e-3

Filing Party:  Atlantic Bancshares, Inc.

Date Filed:  May 27, 2010

TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with proposed amendments to the Articles of Incorporation of Atlantic Bancshares, Inc. (“Atlantic” or the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of 1,000 or fewer shares of the Company’s common stock into the Company’s Series AAA Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to suspend the periodic reporting obligations currently associated with its common stock under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement of the Company attached as Exhibit 1 to this Schedule, which is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments.

All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SUMMARY TERM SHEET.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the caption to the Notice of the Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “INFORMATION ABOUT ATLANTIC AND ITS AFFILIATES—Market for Common Stock and Dividends and —Recent Affiliate Transactions in Atlantic Stock,” and “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding.”

Item 3.	Identity and Background of Filing Person

The business address and telephone number of each filing person listed on the cover of this Schedule is c/o Atlantic Bancshares, Inc., One Sheridan Park Circle, P.O. Box 3077, Bluffton, South Carolina 29910, telephone (843) 815-7111. Each filing person is a citizen of the United States and, except for Michelle M. Pennell, Todd D. Hoke, and Karen B. Sprague, is a director of the Company. Robert P. Trask is also the Chief Executive Officer of the Company and Brian J. Smith is also the Chairman of the Company. Michelle M. Pennell is the Company’s Chief Financial Officer, Todd D. Hoke its Chief Credit Officer, and Karen B. Sprague its Chief Operating Officer. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT ATLANTIC AND ITS AFFILIATES—Directors and Executive Officers.” No filing person has been (i) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (other than matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws during the past five years.

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval, SPECIAL FACTORS —Purpose of the Reclassification, —Reasons for the Reclassification, —Recommendation of the Board of Directors; Fairness of the Reclassification, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders and —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification” and “DISSENTERS’ RIGHTS.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS —Alternatives Considered, —Recommendation of the Board of Directors; Fairness of the Reclassification,” and “INFORMATION ABOUT ATLANTIC AND ITS AFFILIATES —Recent Affiliate Transactions in Atlantic Stock” and “—Related Party Transactions.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The shares of common stock reclassified to Series AAA Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock. Other than the Reclassification described in response to Item 4 and as otherwise discussed in the section of Exhibit 1 entitled “SPECIAL FACTORS —Effects of the Reclassification on Atlantic—Other Effects—Plans or Proposals,” there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Atlantic or any subsidiary;

(2)	any purchase, sale or transfer of a material amount of assets of Atlantic or any subsidiary;

(3)	any material change in Atlantic’s present dividend rate or policy or in its indebtedness or capitalization;

(4)	any change in Atlantic’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in Atlantic’s corporate structure or business;

(6)	any class of Atlantic’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)	the prospective termination of registration of the Atlantic common stock under the Exchange Act or any class of Atlantic’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of Atlantic’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Purpose of the Reclassification, —Alternatives Considered, —Reasons for the Reclassification, —Pro Forma Effect of the Reclassification, —Effects of the Reclassification on Atlantic, —Effects of the Reclassification on Affiliates, —Effects of the Reclassification on Unaffiliated Shareholders, —Effects of the Reclassification on Shareholders Generally, —Federal Income Tax Consequences of the Reclassification and —Determination of Fairness by Atlantic Affiliates,” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS —Recommendation of the Board of Directors; Fairness of the Reclassification and —Determination of Fairness by Atlantic Affiliates.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Effects of the Reclassification on Atlantic—Negative Effects—Financial Effects of the Reclassification.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “INFORMATION ABOUT ATLANTIC AND ITS AFFILIATES—Stock Ownership by Affiliates and —Recent Affiliate Transactions in Atlantic Stock.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Reclassification.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA” and “PRO FORMA CONSOLIDATED FINANCIAL INFORMATION” and to the audited historical financial statement information contained in the Company’s Form 10-K as of December 31, 2009.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies.”

Item 15.	Additional Information

Not applicable.

Item 16.	Exhibits

1.	Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of the Series AAA Preferred Stock

Appendix B	Chapter 13 of the South Carolina Business Corporation Act of 1988 (South Carolina Dissenters’ Rights Statute)

Appendix C	Articles of Amendment

2.	Consent of Independent Registered Public Accounting Firm

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each filing person whose signature appears on the signature page to this transaction statement constitutes and appoints Robert P. Trask and Michelle M. Pennell his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this transaction statement, and to file the same, with all exhibits hereto, and other documents in connection herewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2010

ATLANTIC BANCSHARES, INC.

By:	/s/ Robert P. Trask
Robert P. Trask
Chief Executive Officer

OTHER FILING PERSONS:

*
Gary C. Davis

*
Frederick Anthony Nimmer, III

*
Robyn Josselson Shirley

*
Mark S. Simpson

*
Brian J. Smith

*
Allen B. Ward

*
Edgar L. Woods

*
Michelle M. Pennell

*
Todd D. Hoke

*
Karen B. Sprague

*By:	/s/ Robert P. Trask
Robert P. Trask
Attorney-in-fact

EXHIBIT INDEX

1.	Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter, including:

Appendix A	Terms of the Series AAA Preferred Stock

Appendix B	Chapter 13 of the South Carolina Business Corporation Act of 1988 (South Carolina Dissenters’ Rights Statute)

Appendix C	Articles of Amendment

2.	Consent of Independent Registered Public Accounting Firm